SEC MAIL PROCESSING SECTION
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DEC 17 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66139

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2012 (MM/DD/YY) AND ENDING 09/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NUMIS SECURITIES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 MADISON AVENUE STE 4100
(No. and Street)

NEW YORK	NY	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicholas J. Rego, CFO (212) 277-7311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MSPC Certified Public Accountants and Advisors
(Name – *if individual, state last, first, middle name*)

546 Fifth Avenue	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Nicholas J. Rego, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Numis Securities Inc, as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY H SCHAAFF
Notary Public, State of New York
No. 01SC6265547
Qualified in Kings County
Commission Expires July 09, 2016

Signature

Chief Financial Officer
Title

Nancy H. Schaaff
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NUMIS SECURITIES, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2013

NUMIS SECURITIES, INC.
INDEX
SEPTEMBER 30, 2013

MSPC
Certified Public
Accountants and Advisors

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

Independent Auditor's Report

Board of Directors
Numis Securities Inc.

We have audited the accompanying financial statements of Numis Securities Inc. (the "Company"), which comprise the statement of financial condition as of September 30, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Numis Securities Inc. as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

www.mspc-cpa.com
546 5th Avenue, New York, NY 10036-5000 Tel 212 682-1234 Fax 212 687-8846
340 North Avenue, Cranford, NJ 07016-2496 Tel 908 272-7000 Fax 908 272-7101

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information on pages 115-18 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

MSPC

Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
December 12, 2013

NUMIS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2013

Assets	
Cash and cash equivalents	$ 7,577,824
Receivables and deposits with broker	954,655
Receivable from parent and broker for unsettled regular-way trades, net	663,722
Fixed assets, net of accumulated depreciation	336,844
Security deposit and other	624,614
Total assets	$ 10,157,659
Liabilities and stockholder's equity	
Liabilities	
Accrued professional fees	$ 78,929
Accounts payable and accrued expenses	194,839
Bonus accrual	1,266,000
Deferred rent expense	128,920
Total liabilities	1,668,688
Stockholder's equity	
Common Stock $1.00 par value; 100 shares authorized, issued and outstanding	100
Additional paid-in capital	13,782,123
Accumulated deficit	(5,293,252)
Total stockholder's equity	8,488,971
Total liabilities and stockholder's equity	$ 10,157,659

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES, INC.
STATEMENT OF INCOME
FISCAL YEAR ENDED SEPTEMBER 30, 2013

Revenues		
Commissions	$	10,670,773
Research income		888,222
Foreign currency exchange loss, net		(8,307)
Other		1,165
Total revenues		11,551,853
Expenses		
Employee compensation		4,111,490
Intercompany service fee		3,657,181
Occupancy		529,923
Professional fees		198,069
Communication services		354,450
Travel and entertainment		403,620
Information services		180,351
Depreciation		120,075
Clearance fees		184,584
Other		140,138
Total expenses		9,879,881
Net income	$	1,671,972

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FISCAL YEAR ENDED SEPTEMBER 30, 2013

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, beginning of year	$ 100	$ 13,129,943	(6,965,224)	$ 6,164,819
Capital contributions	-	652,180	-	652,180
Net income	-	-	1,671,972	1,671,972
Balance, end of year	$ 100	$ 13,782,123	$ (5,293,252)	$ 8,488,971

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FISCAL YEAR ENDED SEPTEMBER 30, 2013

Cash flows from operating activities		
Net income	$	1,671,972
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		120,075
Capital contributions for restricted stock plans		652,180
Foreign currency exchange loss		8,307
Decrease/(increase) in operating assets		
Receivables and deposits with broker		(513,169)
Receivable from parent and broker for unsettled regular-way trades, net		(143,383)
Security deposit and other		(36,168)
Increase/(decrease) in operating liabilities		
Accrued professional fees		(65,386)
Accounts payable and accrued expenses		(121,161)
Bonus accrual		1,125,212
Deferred rent expense		(107,284)
Net cash provided by operating activities		2,591,195
Cash flows from investing activities		
Purchases of fixed assets		(15,889)
Cash used in investing activities		(15,889)
Net increase in cash		2,575,306
Cash and cash equivalents		
Beginning of year		5,002,518
End of year	$	7,577,824
<u>Supplemental disclosures of cash flow information</u>		
Cash paid for interest	$	458
Cash paid for capital taxes	$	22,173
<u>Disclosure of non-cash financing activity</u>		
Capital contributions for restricted stock plans	$	652,180

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
FISCAL YEAR ENDED SEPTEMBER 30, 2013

Note 1 - Description of Business:

Numis Securities, Inc. (the "Company"), a Delaware corporation incorporated on October 17, 2003, is a wholly owned subsidiary of Numis Securities Limited ("the Parent"). The Company commenced its operations on October 23, 2003, and received its license from the Securities and Exchange Commission (the "SEC") on February 18, 2004. The Parent is in the investment banking and institutional stock-brokerage business, and is a wholly owned trading subsidiary of Numis Corporation Plc ("Plc"). Plc is a listed United Kingdom stock company traded on the Alternative Investments Market of the London Stock Exchange ("LSE").

The Company is a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company, which operates solely in New York, was established to provide securities brokerage services to United States customers trading in United Kingdom securities. The Company clears United Kingdom and Irish listed securities through its UK Parent company. The Company holds no customer accounts. Other securities are cleared through a separate clearing broker, Pershing LLC ("Pershing").

Note 2 - Significant Accounting Policies:

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Cash and Cash Equivalents

The Company considers all highly liquid instruments and certificates of deposits to be cash equivalents. Cash and cash equivalents consist of unrestricted cash balances held with three major financial institutions. Interest-bearing balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. The Financial Services Compensation Scheme ("FSCS") provides insurance of up to £85,000 (approximately $137,000 at September 30, 2013) for deposits in the United Kingdom. From time to time, the Company's balances may exceed the limits of the FDIC and FSCS; however, the Company believes that its credit risk exposure is limited due to the high credit quality of the institutions holding its cash.

Fixed Assets

Fixed assets consist of office equipment, furniture, technology equipment, and leasehold improvements stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the shorter of the lease term or useful lives of the assets. Estimated useful lives are three years for office equipment and technology equipment, and seven years for furniture. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the useful life or the lease term.

Receivables and Deposits with Broker

Receivables and deposits with broker represent payments receivable from customers for research services provided by the Company and cash balances on deposit with, and commissions and interest receivable from, the Company's clearing broker.

Note 2 - Significant Accounting Policies (Cont'd):

Allowance for Doubtful Accounts

The Company estimates the allowance for doubtful accounts based upon a review of outstanding receivables and historical collection information by customer. Normally accounts receivable are due within 30 days after the date of the invoice. Receivables more than 90 days old are considered past due. Accounts receivable are written off when they are determined to be uncollectible. The Company considers all accounts receivable at September 30, 2013 to be collectible and no allowance for doubtful accounts is deemed necessary at September 30, 2013.

Net Receivable from Parent and Broker for Unsettled Regular-Way Trades

These are regular-way trades are subject to standard settlement of trade date plus three days and the balance is approximately $178,800 as of September 30, 2013.

Concentration of Credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. As of September 30, 2013, the Company was not exposed to such risk.

Fair Value Measurements

ASC Topic 825, *Financial Instruments*, requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the Statement of Financial Condition. The fair values of the financial instruments are not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. For certain financial instruments, including cash and cash equivalents, receivables and deposits with broker, receivable from parent and broker for unsettled regular-way trades, net, security deposit and other, accrued professional fees, accounts payable and accrued expenses, the fair values were determined based on the near term maturities of such obligations.

Deferred Rent

Rental expense is recorded ratably over the term of the lease, on the straight-line basis, which results in deferred rent payable. As of September 30, 2013, the Company had deferred rent payable of $128,920.

Commissions

Commission revenues and related expenses are recorded on a trade-date basis as securities transactions occur.

Note 2 - Significant Accounting Policies (Cont'd):

Research Income

In addition to brokerage commissions, the Company earns compensation in the form of direct payments for provision of third party research, and other brokerage services. Revenue is recognized upon the issuance of an invoice to the payer, or upon direct receipt of payment when the Company does not issue an invoice because any revenue earned cannot be estimated at the time the service is provided.

Foreign Currency Transactions

The Company's reporting and functional currency is the U.S. dollar. Certain of the Company's revenues earned and expenses incurred are denominated and settled in foreign currencies.

The Company's assets and liabilities denominated in a foreign currency are translated using exchange rates at the end of the year. Revenues and expenses are translated at average month rates for the year. The impact of translation gains and losses on assets and liabilities is included as a component in the Statement of Income.

Income Taxes

The Company accounts for income taxes in accordance with current accounting standards. Deferred tax assets and liabilities are provided using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to amounts that more likely than not will not be realized.

The Company accounts for certain uncertainties in the accounting for income taxes utilizing a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

The Company's income tax returns are subject to examination for three years from the date filed or the due date, whichever is later. The Company files income tax returns in the US jurisdiction, New York State and New York City. The returns for fiscal years ended September 30, 2010 through 2013 are open for examination as of the date of these financial statements. If any, the Company records interest and penalties in the other expense caption of the Statement of Income.

Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the period. These estimates and assumptions are based on judgment and available information, and, consequently, results could be materially different from these estimates.

Note 2 - Significant Accounting Policies (Cont'd):

Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded any contingent liability in the financial statements for these indemnifications.

Share-Based Compensation

Certain employees of the Company are permitted to participate in Plc's Restricted Stock Plans for Employees of Numis Securities Inc. ("the plans"). The plans are accounted for in accordance with current accounting for share-based payments which require companies to recognize an expense for stock-based compensation in the Statement of Income. The Company has recorded compensation expense on a straight-line basis over the vesting period of the awards, with the offset to additional paid-in capital, as the obligation to issue the shares will be satisfied by Plc as of September 30, 2013, and for all future years.

Note 3 - Fixed Assets:

As of September 30, 2013, fixed assets consist of the following:

Furniture, fixtures and leasehold improvements	$ 756,542
Technology equipment	91,859
	848,401
Accumulated depreciation	(511,557)
Fixed assets, net	$ 336,844

Note 4 - Commitments and Contingencies:

The Company is obligated under a noncancelable lease for office space which expires on July 31, 2018. The lease is subject to escalation based on certain costs incurred by the landlord. Occupancy expense for the year ended September 30, 2013 was $529,923 and is included in the Statement of Income.

Minimum future annual rental commitments under the operating lease are as follows:

Year Ending	
September 30, 2014	$ 541,791
September 30, 2015	551,869
September 30, 2016	563,259
September 30, 2017	563,259
September 30, 2018	469,383
	$ 2,126,302

Note 5 - Related Party Transactions:

In the course of its business, the Company acts as agent for the Parent's clients. In return for these services the Company receives commission revenues and research revenues from the Parent in accordance with terms of the allocation methodology established in the July 2004 Transfer Pricing Agreement, as amended in November 2007. The allocation is primarily linked to the level of work performed by the Company. For the fiscal year ended September 30, 2013, $2,596,142 of commissions revenue and $888,222 of research revenue were earned under this agreement, which is included in commissions in the Statement of Income.

In accordance with the intercompany service agreement, the Parent receives a service fee for each transaction that is recorded by the Company based on the Parent's detailed cost analysis on services performed. Services performed include equity administration and support, equity research, broking, and corporate services. For the year ended September 30, 2013, the intercompany service fee expense under such agreement was $3,657,181, which is included in the Statement of Income.

At September 30, 2013, a capital contribution of $652,180 was recorded for the shares to be issued by Plc to satisfy the share compensation expense under the restricted stock plans. In addition, future monthly accruals of restricted stock plan compensation will also be recorded as capital contribution.

As of September 30, 2013 the Company has a receivable balance from the Parent of $484,942 in relation to these related party transactions. It is expected to be paid within next twelve months.

Note 6 - Clearing Fee Agreement:

The Company has an agreement with its clearing broker, Pershing. As part of the agreement, the Company maintains a deposit account with the clearing broker and is subject to certain termination fees in the event the agreement is terminated by either party without cause upon ninety days prior notice. The termination fee is defined in the agreement as a reasonable and determinable amount agreed upon by both parties. The Company does not intend to terminate the agreement and as such has not recognized any liability or expense related thereto.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At September 30, 2013, the Company has recorded no liabilities with regard to the right.

Note 7 - Income Taxes:

The Company files a Federal, New York State and New York City tax return.

The deferred tax assets are comprised of the following:

Deferred	
Federal	$ 1,329,000
State and local	878,000
	2,207,000
Less: Valuation allowance	(2,207,000)
	$ -

Note 7 - Income Taxes (Cont'd):

The effective tax rate differs from the statutory federal tax rate primarily due to the valuation allowance. The Company also has available net operating loss carry forwards amounting to approximately $3,400,000 for federal income tax purposes, approximately $3,900,000 for state income tax purposes and approximately $3,800,000 for local income tax purposes. These net operating loss carry forwards expire between September 30, 2030 and 2033.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. At September 30, 2013, the Company has recorded a deferred tax asset of $2,207,000. A valuation allowance is recognized against deferred tax assets if it is more likely than not such asset will not be realized in future years. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income. Due to the difficulty in assessing the level of future taxable gains against which the deferred tax assets could be utilized, a valuation allowance for the full amount of the deferred tax asset has been recorded.

In 2013, the valuation allowance increased approximately $773,000.

The Company had no tax liability for uncertain tax positions as of September 30, 2013.

Despite the net operating loss, the Company is subject to New York state and city taxes based on capital. During the fiscal year ended September 30, 2013, the Company recognized $10,820 of state and $11,353 of city capital taxes.

Note 8 - Restricted Stock Plans:

a) Details of restricted stock plans

During the year ended September 30, 2006 the Company had approved a plan (USRSP #1) under which selected employees were awarded a share purchase option to buy Plc stock on the LSE.

During the year ended September 30, 2008 the Company approved and made further awards pursuant to two additional plans USRSP #2 and USRSU #1.

The terms of the USRSP #2 plan are similar to the USRSP #1 plan: if the purchase option is exercised within the allotted exercise period, the shares are purchased at the price set on the grant date and the employee is allocated a like number of matching shares at no further cost to the employee. Both matching shares and the purchased shares are then subject to vesting periods. For USRSP #1, this vesting period is five years; for USRSP #2, there is a graded vesting schedule with 33.33% of the shares awarded vesting on each of the third, fourth and fifth anniversaries of the relevant share purchase date. For both plans unvested matching shares are forfeited in the event of voluntary termination or termination for cause. If a participant's termination occurs as a result of involuntary termination of employment, then an earned portion of the shares previously awarded to that participant shall become vested; and the unearned portion shall be forfeited. Under the terms of both plans, employees may finance the purchase of shares with a loan from Numis Corporation with repayments, including interest, made over the vesting period. In the event of non-payment of the loan, matching shares and the purchased shares that relate to any unpaid loan balance are forfeited. Dividends that would otherwise be earned on the matching shares under both plans are credited to the recipients' balance of matching shares in the form of dividend equivalent units (DEUs) as dividends fall due.

Note 8 - Restricted Stock Plan (Cont'd):

The USRSU #1 plan differs from the USRSP #1 and USRSP #2 plans; in that in all cases but one, shares are awarded to employees in the form of restricted stock units, that will vest over a three year graded vesting schedule on the first, second, and third anniversaries provided that the employee remains employed with the Company. In the case of the most recent issuance in June 2013, the vesting period was extended to four years with awards vesting in three equal tranches on the second, third, and fourth anniversaries. There is no requirement to purchase shares and consequently no matching shares. The awards under the USRSU #1 plan do not qualify for DEUs.

The USRSP #1 plan was fully vested in the fiscal year ended September 30, 2012 and no further awards will be made under this plan.

b) Awards during the current fiscal year

USRSP #2

There were 785,229 matching shares and DEUs outstanding at the beginning of the current fiscal year that had been awarded under USRSP #2, with a weighted average price of $2.82. An additional 37,678 matched units were allotted to participants in lieu of dividends on their matching shares (DEUs), with a weighted average price of $2.51. During the year, 740,279 shares vested from the plan at a weighted average exercise price of $2.87. No shares were forfeited during the year. As of September 30, 2013 there were 82,628 matching shares and DEUs outstanding with a weighted average exercise price of $2.23.

The first tranche of the issuance dated March 2010 vested in March 2013, which resulted in 38,865 matching shares and DEUs vesting at a weighted average exercise price of $2.22.

The third and final tranche of the issuance dated July 2008 vested in July 2013. By agreement of the parent Plc Board, it was agreed in July 2011 that the shares in the first tranche be deferred and allowed to vest equally between July 2012 and July 2013, as a result of which 701,414 matching shares and DEUs vested in July 2013 at a weighted average exercise price of $2.91.

Compensation expense relating to the USRSP #2 plan amounted to $424,023 for the year ended September 30, 2013, which is included in the Statement of Income. As of September 30, 2013 there was $46,803 of total unrecognized compensation cost related to non-vested matching shares granted under the USRSP #2 plan. That cost is expected to be recognized over a weighted average period of 1.18 years.

USRSU #1

There were 121,390 restricted share units outstanding at the beginning of the current fiscal year that had been awarded under USRSU #1, with a weighted average price of $1.34. In May and June 2013, 597,834 restricted share units were offered and issued with a weighted average exercise price of $2.12.

In February 2013, the first tranche of the restricted share units that had been issued in February 2012 became vested. This resulted in 24,278 restricted share units with a weighted average exercise price of $1.30 becoming vested.

NUMIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FISCAL YEAR ENDED SEPTEMBER 30, 2013

Note 8 - Restricted Stock Plan (Cont'd):

Furthermore in May 2013, the second tranche of the restricted share units that had been issued in May 2011 became vested. Consequently 24,278 restricted share units, with a weighted average exercise price of $1.43 became vested.

As of September 30, 2013 there were 670,668 restricted share units outstanding with a weighted average exercise price of $2.02.

Compensation expense related to the USRSU #1 plan amounted to $253,955 for the year ended September 30, 2013, which is included in the Statement of Income. As of September 30, 2013 there was $1,119,373 of total unrecognized compensation cost related to non-vested restricted share units granted under the USRSU #1 plan. That cost is expected to be recognized over a weighted average period of 1.73 years.

Note 9 - 401(K) Profit Sharing Plan:

The Company maintains a 401(k) profit sharing plan ("Plan") for the benefit of all eligible employees who meet certain plan requirements. Under the Plan, the Company is required to make a 3% "safe harbor" contributions to all eligible employees who have completed three months of employment. Vesting in the 3% Company contribution is immediate. The Company may also elect to make a discretionary profit sharing contribution to the Plan regardless of the amount of service completed by the employee during the year. Vesting in such profit sharing contributions is 20% after two years plus an additional 20% per year thereafter. The expense associated with this Plan for the year ended September 30, 2013 was $49,858.

There were no discretionary contributions for the year ended September 30, 2013.

Note 10 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the Company to maintain minimum adjusted net capital equivalent to the greater of $250,000 or 6-2/3% of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At September 30, 2013, the Company had net capital of $7,594,186 which exceeded the amount required by $7,344,186. The ratio of aggregate indebtedness to net capital was .05 to 1.

The Company is exempt from the provision of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of this rule.

Note 11 - Subsequent Events:

The Company has evaluated all events or transactions that occurred after September 30, 2013 through the date of these financial statements, which is the date that the financial statements were available to be issued. During this period, there were no material subsequent events requiring disclosure.

NUMIS SECURITIES, INC.
SUPPLEMENTARY SCHEDULES
SEPTEMBER 30, 2013

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Total stockholder's equity			$	8,488,971
Discretionary bonus accrual				1,285,307
Nonallowable assets				
Research fees receivable	$	(6,000)		
Fixed assets, net of accumulated depreciation		(336,844)		
Security deposit and other		(624,614)		
Receivables from unsetled- trade ways, net		(223,639)		
Due from parent		(484,942)		
Total nonallowable assets				(1,676,039)
Net capital before haircuts on foreign currency				8,098,238
Haircuts on foreign currency				(484,746)
Net capital			$	7,613,492
Aggregated indebtedness				
Items included in the statement of financial condition				
Accounts payable and accrued expenses			$	402,688
Total aggregate indebtedness			$	402,688
Computation of basic net capital requirement				
Minimum net capital required (the greater $ 250,000 or 6-2/3% of aggregate indebtedness)			$	250,000
Excess net capital			$	7,363,492
Ratio: Aggregate indebtedness to net capital				.05 to 1

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

No differences exist between the above computation and the computations included in the Company's amended unaudited FOCUS Report as of September 30, 2013, as filed on December 12, 2013.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

MSPC
Certified Public
Accountants and Advisors

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

Independent Auditor's Report on Internal Control

Board of Directors

Numis Securities Inc.

In planning and performing our audit of the financial statements of Numis Securities Inc. (the "Company"), as of September 30, 2013 and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11)

2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule J 7a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

M S PC

MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
December 12, 2013